SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of June 2002

STMicroelectronics N.V.
(Name of Registrant)

Route de Pré-Bois
ICC Bloc A,
1215 Geneva 15, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Enclosures:    STMicroelectronics N.V.’s First Quarter 2002 Operating and Financial Review and Prospects

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF INCOME (Unaudited)
(In millions of U.S. dollars, except per share data)

	Three Months Ended
	March 30, 2002(1)	March 31, 2001
Net sales	$1,346.0	$1,906.0
Other revenues	9.2	15.1

Net revenues	1,355.2	1,921.1
Cost of sales	(903.2)	(1,065.3)

Gross profit	452.0	855.8
Selling, general and administrative	(141.5)	(176.8)
Research and development(2)	(223.7)	(272.1)
Other income and expenses(2)	(16.9)	5.4
Impairment restructuring and other related closure costs	(9.6)	0.0

Total operating expenses	(391.7)	(443.5)

Operating income	60.3	412.3
Net interest income (expense)	(15.4)	3.1
Equity in loss of joint ventures	(3.9)	0.0

Income before income taxes and minority interests	41.0	415.4
Income tax expense	(7.6)	(74.2)

Income before minority interests	33.4	341.2

Minority interests	(0.5)	(0.4)

Net income	$32.9	$340.8

Earnings per share (basic)	$0.04	$0.38

Earnings per share (diluted)	$0.04	$0.38

Number of weighted average shares used in calculating diluted earnings per share (in millions)	897.5	951.5

(1)	Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2)
Other income and expenses include primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the gains realized on certain sales of marketable securities, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses; in 2001, other income and expenses included the amortization of goodwill; from January 1, 2002, with the implementation of FAS 142, goodwill is no longer amortized. Our reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEET
(In millions of U.S. dollars)

	As at
	March 30, 2002	December 31, 2001
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,234.3	$2,438.8
Marketable securities	1,203.8	5.4
Trade accounts receivable	941.6	902.4
Inventories	712.2	742.5
Other receivables and assets	513.1	468.5

Total current assets	4,605.0	4,557.6

Goodwill, net	66.5	63.0
Other intangible assets, net	156.1	149.6
Property, plant and equipment, net	5,692.5	5,888.2
Investments and other non-current assets	134.7	139.1

	6,049.8	6,239.9

Total assets	$10,654.8	$10,797.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank overdrafts	$32.6	$32.8
Current portion of long-term debt	98.6	96.5
Trade accounts payable	745.2	936.1
Other payables and accrued liabilities	419.9	409.5
Accrued and deferred income tax	194.6	212.4

Total current liabilities	1,490.9	1,687.3

Long-term debt	2,770.7	2,771.5
Reserves for pension and termination indemnities	119.6	115.8
Other non-current liabilities	111.8	112.2

	3,002.1	2,999.5

Total liabilities	4,493.0	4,686.8

Commitments and contingencies

Minority interests	36.5	36.0

Common stock	1,142.4	1,142.4
Capital surplus	1,837.0	1,836.0
Accumulated result	4,231.5	4,198.6
Accumulated other comprehensive loss	(852.3)	(869.0)
Treasury stock	(233.3)	(233.3)

Shareholders’ equity	6,125.3	6,074.7

Total liabilities and shareholders’ equity	$10,654.8	$10,797.5

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(In millions of U.S. dollars)

	Three Months Ended
	March 30, 2002	March 31, 2001
Cash flows from operating activities:
Net income	$32.9	$340.8
Add (deduct) non-cash items:
Depreciation and amortization	319.6	332.4
Amortization of discount on convertible debt	21.5	19.7
Gain on the sale of marketable securities	(1.4)	(14.1)
Other non-cash items	6.2	4.5
Minority interest in net income of subsidiaries	0.5	0.4
Deferred taxes	(4.5)	19.9
Change in assets and liabilities:
Trade accounts receivable	(35.0)	212.9
Inventories	33.9	(115.6)
Trade accounts payable	(17.3)	(20.7)
Other assets and liabilities, net	(46.9)	8.4

Net cash provided by operating activities	309.5	788.6

Cash flows from investing activities:
Payment for purchases of tangible assets	(270.1)	(729.6)
Purchase of marketable securities	(1,200.0)	(961.9)
Proceeds from the sale of marketable securities	1.4	15.8
Investment in intangible and financial assets	(25.3)	(70.2)

Net cash used in investing activities	(1,494.0)	(1,745.9)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	18.5	110.0
Repayment of long-term debt	(39.5)	(88.3)
Decrease in short term facilities	(0.2)	(24.3)
Capital increase	1.1	2.3

Net cash used by financing activities	(20.1)	(0.3)

Effect of changes in exchange rates	0.1	(12.7)

Net cash decrease	(1,204.5)	(970.3)

Cash and cash equivalents at beginning of period	$2,438.8	$2,295.7

Cash and cash equivalents at end of period	$1,234.3	$1,325.4

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Description of Business

STMicroelectronics N.V. (the “Company”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICS”) and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to Dataquest-Gartner Group, the Company was the third largest semiconductor company worldwide in 2001 based on sales.

The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, application or end market. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a 13-week basis. In 2002, the Company’s first quarter ended on March 30, its second quarter will end on June 29, its third quarter on September 28 and its fourth quarter on December 31.

Basis of Presentation

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), consistent in all material respects with those applied for the year ended December 31, 2001. The interim financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year. Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. In the second half of 2001, the Company did not enter into any combination, which would require the application of FAS 141. In the first quarter of 2002, the Company concluded an asset sale and purchase agreement with Alcatel Business Systems to acquire certain assets dedicated to customs ASICs activities in the Mobile Phone Market; the agreement also included the transfer from Alcatel Business Systems to the Company of a dedicated development team; the purchase price was approximately $1 million and the value of the workforce transferred was recorded as goodwill by the Company.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $2.8 million of its intangible assets to goodwill, which had a total carrying value after this reclassification of $65.8 million at January 1, 2002. In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. For its existing goodwill and the reclassified intangible assets, the Company will no longer record amortization, as would have been required prior to the adoption of FAS 142. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $4.3 million during the first quarter of 2002. The following table presents the impact of FAS 142 in net income and net earnings per share had the standard been in effect for the three months ended March 31, 2001 (in millions of U.S. $, except per share data):

	Three months ended
	March 30, 2002	March 31, 2001
	(unaudited)	(unaudited)
Net income as reported	32.9	340.8
Adjustments:
Amortization of goodwill	—	10.2
Amortization of acquired workforce previously classified as intangible assets	—	0.8
Income tax effect	—	(0.4)
Net income adjusted	32.9	351.4
Diluted EPS as reported	0.04	0.38
Diluted EPS adjusted	0.04	0.39

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which is effective for fiscal years beginning after December 15, 2001.

•
Long-Lived Assets to be held and used.    FAS 144 retains the requirements of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121) to (i) recognize an impairment loss only if the carrying amount of a long-lived assets is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. To resolve implementation issues, FAS 144 removes goodwill from its scope and therefore, eliminates the requirement of FAS 121 to allocate goodwill to long-lived assets to be tested for impairment.

•
Long-Lived Assets to be disposed of other than by sale.    FAS 144 requires that long-lived assets to be abandoned, exchanged or distributed in a spin-off be considered held and used until they are disposed of. FAS 144 requires that the depreciable life of a long-lived asset to be abandoned be revised and also requires that an impairment loss be recognized at the date a long-lived asset is exchanged or distributed in a spin-off if the carrying amount of the assets exceeds its fair value.

•
Long-Lived assets to be disposed of by sale.    The accounting model retains the requirements of FAS 121 to measure long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company adopted FAS 144 during the first quarter of 2002 and determined that no adjustment was required as a result of adopting the standard.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment Restructuring and Other Related Closure Costs

In the second quarter of 2001, the Company recorded an impairment charge of $296.3 million. This charge included impairment losses of (i) $176.7 million associated with tangible assets at the Company’s fabrication sites; (ii) $97.3 million related to purchased technologies and goodwill on previous acquisitions; and (iii) $22.3 million for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company revised its production forecasts and foresaw an underutilization of the capacities of certain 150mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets. Additionally, in the second quarter of 2001, the Company recorded restructuring charges of $15.0 million relating to the closure of its facility in Ottawa, Canada. In the third quarter of 2001, the Company recorded an impairment charge of $23.3 million relating to the building and facilities of its Rancho Bernardo, California, 150mm fabrication plant; this impairment charge was based on quoted market value and resulted from management’s decision to close the plant. In the fourth quarter of 2001, the Company recorded expenses of $10.9 million related to severance costs and retention bonuses for plant employees during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

In the first quarter of 2002, the Company recorded expenses of $9.6 million mainly related to severance costs, retention bonuses and contract obligations during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

Equity in Loss of Joint Venture

During the third quarter of 2001, the Company and Hitachi Ltd. formed a joint venture, SuperH, Inc. to develop and license RISC microprocessors. The Company is accounting for its 44% share of SuperH, Inc. under the equity method and in the balance sheet it is included in investments and other non-current assets. During the first quarter of 2002, the Company recorded a charge of $3.9 million.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	March 30, 2002	December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. Dollars
Goodwill	$66.5	$63.0
Other Intangible assets	156.1	149.6

	$222.6	$212.6

As per FAS 142 adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years.

Inventories

Inventories consist of the following:

	March 30, 2002	December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. Dollars
Raw materials	$51.2	$52.5
Work-in-process	494.7	534.0
Finished products	166.3	156.0

	$712.2	$742.5

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Equivalents and Marketable Securities

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Certain marketable securities, which do not have a readily determinable fair value, are carried at cost. Those marketable securities classified as available-for-sale are reported at fair value with net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders’ equity. Other than temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as other income or expense.

At March 30, 2002, $1.2 billion of “Credit Linked Notes/Deposits” were recorded as marketable securities. These Credit Linked Notes/Deposits are bank deposits having as underlying assets bonds issued by different banks with a minimum rating of A. Interests on these deposits are paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of U.S.$ plus a spread. The final maturity of these deposits is December 30, 2002, date on which the principal is repaid to the Company. At any time during the period, the Company can ask for the early repayment these deposits.

Net Interest Income (Loss)

	Three months ending
	March 30, 2002	March 31, 2001
	(unaudited)	(unaudited)
	In millions of U.S. dollars
Income	$11.7	$30.9
Expense	(27.1)	(27.8)

Total	$(15.4)	$3.1

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term Debt

Long-term debt consists of the following:

	March 30, 2002	December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. Dollars
STMicroelectronics SA (France)
• 4.90% bank loan due 2002	$6.7	$6.7
• 4.88% bank loan due 2002	3.4	6.7
• 3.66% bank loan due 2006	134.8	134.4
• 4.44% other bank loans.	9.9	6.6

STMicroelectronics s.r.l. (Italy)
• 5.68% bank loan due 2002	32.2	32.1
• 5.35% bank loan due 2006	21.9	21.9
• 1.45% other bank loans	51.4	50.4

STMicroelectronics N.V. (Netherlands)
• 2.44% Liquid Yield Option Notes (LYONs) due 2009	766.1	761.5
• 3.75% Convertible Bonds due 2010	1,557.4	1,543.0

STMicroelectronics Pte (Singapore)
• 4.00% Bank loan due 2007	164.4	162.2
• 3.50% other bank loans	0.7	0.7

STMicroelectronics (others)
• 4.77% other bank loans	120.4	141.9

Total long-term debt	2,869.3	2,868.1
Total long-term debt, less current portion	$2,770.7	$2,771.5

Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three months ended
	March 30, 2002	March 31, 2001
	(unaudited)	(unaudited)
Basic EPS:
Net income (in millions of U.S. dollars)	32.9	340.8
Weighted average shares outstanding (in millions)	889.8	890.1
EPS (basic) (in U.S. dollars)	0.04	0.38

Diluted EPS:
Net income (in millions of U.S. dollars)	32.9	340.8
Interest expense on convertible debt, net of tax(1) (in millions of U.S. dollars)	—	19.1
Net income, adjusted (in millions of U.S. dollars)	32.9	359.9
Weighted average shares outstanding (in millions)	889.8	890.1
Dilutive effect of stock options (in millions)	7.7	10.5
Dilutive effect of convertible debt (in millions)	—	50.9
Number of shares used in calculating EPS (in millions)	897.5	951.5
EPS (diluted) (in U.S. dollars)	0.04	0.38

(1)	Due to the low level of net income per share when compared to the interest expense on convertible debt, per share, there was no dilutive effect of convertible debt at March 30, 2002.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividend

As approved by the annual general meeting of shareholders on March 27, 2002, the Company will paid a cash dividend of $0.04 per share on April 22, 2002.

Treasury Stock

As of December 31, 2001, 9,400,000 of the Company’s common shares had been repurchased for a total amount of $233.3 million and were reflected at cost as a reduction of shareholders’ equity. The repurchased shares were designated to fund the Company’s most recent employee stock option plan.

During the first quarter of 2002, the Company did not repurchase any of its common shares; at March 30, 2002, none of the common shares repurchased in 2001 had been transferred to employees under the employee stock option plan.

On March 1, 2002, the Company announced its intention to proceed with a further repurchase of a maximum amount of four million common shares, in order to fund the Company’s most recent employee stock option plan. The repurchase was completed in early May 2002 for a total amount of $115.1 million.

Legal proceedings

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve this these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Purchase commitments

As of March 30, 2002, the Company had commitments of $415 million for equipment purchases mainly for 2002, $188 million for foundry wafer purchases in 2002, and $145 million for software licenses during 2002, 2003 and 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Critical accounting policies using significant estimates

Our Operating and Financial Review and Prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements of assets, liabilities, revenues and expenses and of the disclosures of contingent assets and liabilities accompanying notes to the financial statements. On an on-going basis, we evaluate our estimates, including those related to volume rebates and price protection, product returns, bad debts, inventories, investments, carrying values of intangible and fixed assets, income taxes, restructuring, pensions, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgment about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and may affect amounts reported in future periods.

We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition.    Revenues on sales of products are recognized upon transfer of the ownership of the goods, which usually occurs at shipment. A portion of our sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection, which may occur under the contracts we have with these customers. The provision is based on the latest historical data and expected market prices evolution. If market conditions differ from our assumptions, there could be an impact in future periods; in particular, if the market conditions were to decline, this could result in a reduction of net revenues due to higher returns of products and price reductions at the time these adjustments will occur.

Intangible assets subject to amortization.    Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected undiscounted future cash flows associated with the intangible assets and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include the applicable industry’s evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain intangible assets.

Goodwill.    From January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an annual impairment test to determine the appropriate carrying value. Goodwill subject to potential impairment is determined by comparing the fair value of each reporting unit to which goodwill is allocated and comparing it with the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of reporting unit, we usually estimate the expected discounted future cash flows associated with the reported unit. Significant estimates used in determining the discounted future cash flows include the applicable industry’s evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain goodwill.

Inventories.    Inventories are stated at the lower of cost or market. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performances. In the case of underutilization of our manufacturing facilities, the undercapacity cost is not included in the valuation of inventories. Provisions are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales. To the extent that future negative market conditions generate order backlog cancellation and declining sales, this would require additional inventory write-down charges, negatively impacting cost of sales.

Property, plant and equipment.    The carrying value of tangible assets is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected future cash flows associated with the property, plant and equipment and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include such as the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such sites, changes in selling price and the adoption of new technologies. If the carrying value of a tangible asset were lower than the fair value estimated from its expected future cash flows, it might be impaired. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities; these plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution will differ from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets for potential impairment.

Patent and other intellectual property litigation.    We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We will record a provision when we estimate that the claim could successfully be asserted, and in the absence of a valid offset or counterclaim. In the event of litigation, which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third party intellectual property claim, based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Business Outlook

The semiconductor industry experienced very difficult business conditions in 2001, registering the worst downturn in its history. During the first quarter of 2002 the difficult market conditions continued to persist in the market, with the semiconductor industry experiencing during the period, according to preliminary estimates, a strong decline compared to the first quarter of 2001, while there was a sequential increase in revenues of approximately 5.6% for the TAM (“TAM” is defined as the total available market), and a flat situation for the SAM (“SAM”, the serviceable available market, defined as the market for products produced by us, which consists of the TAM excluding PC motherboard major devices such as microprocessors and their peripherals, random access memories (RAMs), read-only memories (ROMs) and semi-custom and discrete segments such as the small signal transistor market and optoelectronic devices). According to preliminary estimates, the TAM was estimated at $32 billion and the SAM at $17 billion for the first three months of 2002, with a decrease of approximately 25.4% and approximately 29.5%, respectively, compared to the first three months of 2001. In 2001, the TAM was $139 billion, while the SAM was $78 billion.

During the first quarter of 2002 there was a sequential decline in our net revenues from the fourth quarter of 2001, which was primarily attributable to seasonal factors as well as pricing pressures resulting from industry-wide overcapacity. Our net revenues for the first quarter of 2002 were $1,355.2 million, representing a 29.5% decrease from $1,921.1 million in the first quarter of 2001. During the first quarter of 2002 we reached a more beneficial level of operating leverage from our fabrication facilities, illustrated by a sequential gross margin increase from 31.7% in the fourth quarter of 2001 to 33.4% in the first quarter of 2002. This performance resulted from significant yield improvements and higher overall wafer fabrication plants utilization rates. During the first quarter of 2002 we continued to tightly control discretionary spending while maintaining programs that will fuel our future growth. In the aggregate, our selling general and administrative expenses, and our research and development expenses totalled $365.2 million, virtually flat on a sequential basis. At the same time, we continued to fund our research and development programs, our 300mm wafer projects and the expansion of our leading-edge technology capacity. Net order flow accelerated significantly in the last month of the first quarter of 2002, during which time we also experienced a degree of price stabilization that benefited memory and other product families. Based upon available backlog information and order rate trends, we believe that we are positioned to post double-digit sequential net revenue growth of approximately 10% in the second quarter of 2002. This projected net revenue gain is expected to reflect strengthened demand from virtually all of our end-markets, which would significantly increase our overall wafer fabrication plants utilization rates. Within this scenario, our ability to leverage our infrastructure could add 200 to 300 basis points to gross margin in the second quarter of 2002 as compared with the first quarter of 2002. Such performance could affect the second quarter 2002 earnings to an even greater extent reflecting the benefits of our reduced cost structure. Over a longer-term horizon, we believe that we enjoy a very favorable competitive position in those targeted applications which are likely to lead the market in unit growth. Thus, while global economic and business conditions remain the key variables affecting semiconductor industry performance, we believe that we will continue to gain market share in the markets we serve.

Our capital expenditures for 2002 are expected to be approximately $1.2 billion, one half of which is related to maintenance and optimization of existing plants. The remaining amount will be primarily allocated to the 300mm wafer projects and the expansion of leading-edge technology capacity. These investments, in concert with ongoing product development and strategic initiatives, are expected to strengthen our ability to gain additional and profitable market share as global economic and business conditions improve.

Other Developments

On March 1, 2002, we announced our intention to proceed with a further repurchase of a maximum number of four million common shares, in order to fund further stock option grants under our most recent employee stock option plan. The repurchase of such four million common shares was completed in early May 2002 for a total amount of $115.1 million.

In February 2002, we announced the acquisition of the intellectual property of Tioga Technologies Ltd. for Digital Subscriber Line (Xdsl) chipsets for approximately $10 million. We also signed an option agreement with Tioga Technologies Ltd. that provide us with a call option to merge Tioga Technologies Ltd. with one of our wholly owned subsidiaries for an additionally $12 million; this call option shall commence on the closing of the deal and continue until January 15, 2003; the option agreement also grants Tioga Technologies Ltd. with a put option to cause us to merge Tioga Technologies Ltd. with one of our wholly owned subsidiaries; this put option shall commence on January 16, 2003 and continue through January 31, 2003.

In March 2002, we announced an agreement with Royal Philips Electronics and Taiwan Semiconductors Manufacturing Company Ltd. (TMSC) for the joint development of advanced process technologies at the 300mm wafer fabrication facility “Crolles 2” site in our Crolles, France research and development center. In April, we announced that Motorola had signed a memorandum of understanding to join this partnership.

In April 2002, we signed an agreement to acquire the semiconductor chip-manufacturing unit, Alcatel Microelectronics, from Alcatel for euro 390 million (approximately $351 million), subject to final adjustments and governmental approval, and to cooperate on the joint development of DSL chip-sets that will also be made available to the open market. The new agreement also calls for us to become a preferred supplier of Alcatel, thus expanding our long-standing strategic alliance. Simultaneously with this acquisition, we signed an agreement with Idaho-based AMI Semiconductors Inc. for the sale of the just acquired mixed signal business activities of Alcatel Microelectronics for euro 70 million (approximately $63 million). This second transaction includes Alcatel Microelectronics’ fabrication facilities located in Oudenaarde, Belgium, approximately 1,000 employees and the associated process technologies.

At our Annual General Meeting held on March 27, 2002, shareholders approved all the proposed resolutions, including:

•	the re-appointment of the current Supervisory Board Members for a three-year term,

•	the re-appointment of Mr. Pasquale Pistorio to a three-year term as our President and Chief Executive Officer, and

•	the distribution of a cash dividend of $0.04 per share, consistent with the prior year’s cash dividend payment.

Results of Operations

The table below sets forth information on our net revenues by product group, by location of order shipment, by customers’ region of origin, by application, and by product family:

	Three Months Ended
	March 30, 2002	March 31, 2001
	In millions U.S.$
Net Revenues by Product Group:
Telecom, Peripheral & Automotive	$656.2	$900.3
Discrete and Standard ICs	218.4	274.7
Memory Products	235.1	473.3
Consumer & Microcontrollers	224.0	239.0
New Ventures Group and Others(1)	21.5	33.8

Total	$1,355.2	$1,921.1

Net Revenues by Location of Order Shipment:(2)
Europe	$401.1	$742.9
North America	200.5	342.3
Asia Pacific	593.4	627.7
Japan	45.1	107.4
Emerging Markets	115.1	100.8

Total	$1,355.2	$1,921.1

Net Revenues by Customers’ Region of Origin:(2)
Europe	$575.0	$977.1
North America	465.8	552.1
Asia Pacific	181.5	197.2
Japan	89.4	168.0
Emerging Markets	43.5	26.7

Total	$1,355.2	$1,921.1

Net Revenues by Application:
Automotive	$168.5	$189.8
Consumer	290.1	373.0
Computer	327.9	419.7
Telecom	396.7	648.2
Industrial & Others	172.0	290.3

Total	$1,355.2	$1,921.1

Net Revenues by Product Family:
Differentiated Products	$952.6	$1,191.2
Standard & Commodities	78.3	100.4
Micro & Memories	170.9	434.9
Discretes	153.4	194.6

Total	$1,355.2	$1,921.1

(1)	Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.
(2)
For revenues classified by location of customer invoiced, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. For revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as North America revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	Three Months Ended
	March 30, 2002	March 31, 2001
Net sales	99.3%	99.2%
Other revenues	0.7	0.8

Net revenues	100.0	100.0
Cost of sales	(66.6)	(55.5)

Gross profit	33.4	44.5

Operating expenses:
Selling, general and administrative	(10.4)	(9.2)
Research and development	(16.5)	(14.2)
Other income and expenses	(1.3)	0.4
Impairment and restructuring charges	(0.7)	—

Total operating expenses	(28.9)	(23.0)

Operating income	4.5	21.5
Net interest income (expense)	(1.1)	0.1
Equity in earnings of joint ventures	(0.3)	—

Income before income taxes and minority interests	3.1	21.6
Income tax expense	(0.6)	(3.8)

Income before minority interests	2.5	17.8
Minority interests	(0.1)	(0.1)

Net income	2.4%	17.7%

First Quarter 2002 vs. First Quarter 2001

During the first quarter of 2002, according to preliminary estimates, the semiconductor industry experienced a decrease in revenues of approximately 25.4% for the TAM and of approximately 29.5% for the SAM, compared to the first quarter of 2001. Our net revenues in the first quarter of 2002 decreased 29.5% compared to the first quarter of 2001.

Net revenues.    Net sales decreased 29.4%, from $1,906.0 million in the first quarter of 2001 to $1,346.0 million in the first quarter of 2002. Compared to the first quarter of 2001, the decrease in our net sales in the first quarter of 2002 was primarily due to the decline in our selling prices and our sales volumes. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, decreased from $15.1 million in the first quarter of 2001 to $9.2 million in the first quarter of 2002. This decrease was primarily due to a decrease in revenues from co-development contract services. Net revenues declined 29.5%, from $1,921.1 million in the first quarter of 2001 to $1,355.2 million in the first quarter of 2002.

The Telecom, Peripheral and Automotive Group’s net revenues decreased 27.1% compared to the first quarter of 2001 primarily as a result of lower sales of wireless, wireline, auto/audio, digital and analog, and printer products. The Discrete and Standard ICs Group’s net revenues decreased 20.5% due to a decrease in sales of discrete, standard commodities, transistors and standard logic products. The Memory Products Group’s net revenues decreased 50.3% as a result of a strong decrease in sales of flash, smart card, EPROM and EEPROM products. The Consumer and Microcontrollers Group’s net revenues decreased 6.3% mainly due to a strong decline in sales volumes of digital consumer and imaging products.

        During the first quarter of 2002, we increased our focus on differentiated ICs, which accounted for 70.3% of our net revenues, compared to 62.0% in the first quarter of 2001. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 53% of our net revenues in the first quarter of 2002 compared to 50% in the first quarter of 2001, while discrete devices accounted for approximately 11% of our net revenues in the first quarter of 2002 compared to approximately 10% in the first quarter of 2001. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However the difficult competitive environment in the semiconductor market in more recent years has led to price pressures in these product families as well.

In the first quarter of 2002, approximately 29.6% of our net revenues were realized in Europe, 14.8% in North America, 43.8% in Asia Pacific, 3.3% in Japan and 8.5% in Emerging Markets. Europe, North America and Japan registered significant declines in revenues of 46.0%, 41.4% and 58.0% respectively in the first quarter of 2002 versus the first quarter of 2001, due to the unfavorable global economic environment; Emerging Markets revenues increased 14.2% in the first quarter of 2002 versus the first quarter of 2001, and Asia Pacific revenues decreased only 5.5%, due in part to the move of some customers’ production facilities to low labor cost areas.

During the 2002 first quarter, we had several large customers, with the largest one accounting for 15.2% of our revenues. Our top ten customers accounted for approximately 49% of net revenues.

Gross profit.    Our gross profit decreased by 47.2%, from $855.8 million in the first quarter of 2001 to $452.0 million in the first quarter of 2002. As a percentage of net revenues, gross profit decreased from 44.5% in the first quarter of 2001 to 33.4% in the first quarter of 2002. This decline was mainly due to the strong decrease in our net sales, which resulted in the under-utilization of several of our wafer fabrication plants, and declining prices, which affected most of our product families. The impact of changes in foreign exchange rates on gross profit in the first quarter of 2002 compared to the first quarter of 2001 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales which more than offset the unfavorable impact on net revenues. See “Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased 20.0% from $176.8 million in the first quarter of 2001 to $141.5 million in the first quarter of 2002, due primarily to savings resulting from the cost control programs, hiring freeze and optimization activities that we initiated early 2001 and developed during the second half of 2001. As a percentage of net revenues, selling, general and administrative expenses increased from 9.2% in the first quarter of 2001 to 10.4% in the first quarter of 2002. The amount of selling, general and administrative expenses was approximately flat in the first quarter of 2002 compared to the fourth quarter of 2001.

Research and development expenses.    Research and development expenses decreased 17.8%, from $272.1 million in the first quarter of 2001 to $223.7 million in the first quarter of 2002. This decrease resulted primarily from the implementation of our cost control programs and declining expenses in non-core research and development expenditures. We continued to invest heavily in research and development during the first quarter of 2002 and we plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 14.2% in the first quarter of 2001 to 16.5% in the first quarter of 2002. Research and development expenses were slightly higher in the first quarter of 2002 than in the fourth quarter of 2001.

Other income and expenses.    Other income and expenses include, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the first quarter of 2002, the net effect of these items resulted in expense of $17.0 million compared to income of $5.4 million in the first quarter of 2001. This increase in expenses was primarily due to increased costs relating to the start-up of certain new 200mm wafer fabrication plants, decreased income from the sale of investments and to the end of amortization of goodwill in 2002, as a consequence of implementation of FAS 142; in the first quarter of 2001, other income and expenses included $10.2 million goodwill amortization.

Impairment restructuring and other related closure costs.    In the first quarter of 2002, we recorded expenses of $9.6 million mainly related to severance costs, retention bonuses, equipment decommissioning, and contract obligations during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

Operating income.    Operating income decreased from $412.3 million in the first quarter of 2001 to $60.3 million in the first quarter of 2002, primarily as a result of the significant decrease in our net revenues. The impact of changes in foreign exchange rates on operating income in the first quarter of 2002 compared to the first quarter of 2001 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales and operating expenses which more than offset the negative impact on net sales. See “Impact of Changes in Exchange Rates”.

Net interest income (expense).    Net interest income (expense) decreased from net interest income of $3.1 million in the first quarter of 2001 to net interest expense of $15.4 million in the first quarter of 2002 as a result of lower interest income on our cash, cash equivalents and market securities associated with the sharp decline in U.S. dollar denominated interest rates. Interest expense remained basically flat since due on our long-term debt related mainly to the fixed rates of our convertible debt, and therefore was not impacted as significantly by the decline in U.S. dollar denominated interest rates.

Equity in loss of joint ventures.    During the 2002 first quarter, net loss was $3.9 million and includes our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. during the third quarter of 2001, which is still in a start-up situation.

Income tax expense.    Income tax expense was $74.2 million in the first quarter of 2001 and $7.6 million in the first quarter of 2002. The decrease in income tax expense was due to the decrease in income before income tax and minority interests, while no major variation was registered in the effective tax rate.

Net income.    Net result for the first quarter of 2002 was a profit of $32.9 million compared to a profit of $340.8 million for the first quarter of 2001 and a profit of $45.0 million for the fourth quarter of 2001. Diluted earnings per share for the first quarter of 2002 were $0.04, compared to earnings of $0.38 per share for the first quarter of 2001 and earnings of $0.05 per share for the fourth quarter of 2001.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Significant fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability.

Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in obligations or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive loss” in the consolidated statements of changes in shareholders’ equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

At March 30, 2002, our outstanding indebtedness was denominated principally in U.S. dollars, euros, and Singapore dollars.

Liquidity and Capital Resources

Treasury activities are regulated by our procedures, which define policies, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations.

Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. Nearly all of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A+” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

At March 30, 2002, cash and cash equivalents totaled $1,234.3 million, compared to $2,438.8 million at December 31, 2001, and marketable securities totaled $1,203.8 million compared to $5.4 million at December 31, 2001.

Cash from operating activities.    The major source of cash during the first quarter of 2002 and in prior periods was cash provided by operating activities. Our net cash generated from operating activities totaled $309.5 million in the first quarter of 2002 compared to $788.6 million in the first quarter of 2001.

Net income, adjusted for non-cash items, was $374.8 million in the 2002 first quarter, a 46.7% decrease from $703.6 million in the 2001 first quarter, mainly due to the strong decrease in net income in the 2002 first quarter.

Change in our assets and liabilities resulted in $65.3 million net cash used in the 2002 first quarter compared to $85.0 million net cash provided in the 2001 first quarter. In the 2002 first quarter, the increase in our trade accounts receivable used net cash for$35.0 million; our reduced need for inventory provided net cash of $33.9 million, while the decrease in our trade accounts payable used $17.3 million in cash. At March 30, 2002, we had sold without recourse to financial institutions $164.4 million of receivables that fall due in the second quarter of 2002.

Cash used in investing activities.    Net cash used in investing activities was $1,494.0 million in the 2002 first quarter compared to $1,745.9 million in the 2001 first quarter. The purchase of marketable securities, as short-term investment, was the major use of cash in investing activities and accounted for $1,200.0 million in the 2002 first quarter and for $961.9 million in the 2001 first quarter. Payment for purchases of tangible assets decreased significantly to $270.1 million in the 2002 first quarter, from $729.6 million in the 2001 first quarter. In the 2002 first quarter investment in intangible and financial assets was $25.3 million, mainly relating to the acquisition of technologies.

Operating cash flow.    The operating cash flow (defined as net cash from operating activities minus cash used in purchase of tangible assets and minus cash used in investment in intangible and financial assets) was positive at $14.1 million in the 2002 first quarter compared to a negative amount of $11.2 million in the 2001 first quarter.

Cash from financing activities.    Net cash used by financing activities was $20.1 million in the 2002 first quarter and $0.3 million in the 2001 first quarter.

During the 2002 first quarter, the cash used for the repayment of long-term debt, net of proceeds from issuance of long-term debt, was $21.0 million. During the 2002 first quarter, we did not repurchase any shares of our common stock.

Net financial position.    Net cash generated from operating activities in both the first quarter of 2001 and 2002 was the main source of funds to finance capital expenditures.

We had a negative net financial position (cash, cash equivalents and marketable securities net of total debt) of $463.8 million at March 30, 2002, compared to a negative net financial position of $456.6 million at December 31, 2001.

At March 30, 2002, the aggregate amount of our long-term debt was approximately $2,869.3 million, of which $766.1 million consisted of zero-coupon convertible Liquid Yield Option™ Notes (LYONs) due 2009 and $1,557.4 million of convertible bonds due 2010; additionally the aggregate amount of our short-term credit facilities was approximately $1,015 million, under which approximately $32.6 million of indebtedness was outstanding.

As of the end of 2002 first quarter, we currently have the following credit ratings on our remaining convertible debt:

	Moody’s Investors Services	Standard & Poor’s
LYONs due 2009	Baa1	BBB+
Convertible bonds due 2010	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Commitments and contingencies.    Our commitments as at 30 March 2002 were as follows:

		Payments due by period
	(in million US$)
	Total	2002	2003	2004	2005	2006	thereafter
Operating leases(1)	190.3	21.9	24.2	21.4	18.8	17.9	86.1
Purchase commitments(2)	747.7	587.0	109.1	51.6
Contingent obligations(3)	46.1	13.4	32.7
	984.1	622.3	166.0	73.0	18.8	17.9	86.1

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations include primarily commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and software licenses.
(3)	Contingent obligations related to additional contractual amounts which could be paid for the joint venture with Hitachi, Ltd., and for the agreements signed with Tioga Technologies Ltd.

Financial outlook.    We currently expect that capital spending for 2002 will be approximately $1.2 billion, although we have the ability to adjust that amount up or down in response to the changes in market conditions. As of March 30, 2002, we had $415 million in outstanding commitments for purchases of equipment. The most significant of our 2002 capital expenditure projects are expected to be (i) the upgrading of the 200mm front-end plant in Agrate (Italy) for the development of the new generation of technologies below 0.13 micron; (ii) the first stage of infrastructure construction of the 300mm front-end plant located in Crolles (France); (iii) the increase in capacity in our 200mm front-end plants in Rousset (France) and in Singapore; and (iv) the construction of the building for the new 300mm front-end plant in Catania (Italy). The new 300mm wafer research fabrication and pilot line at Crolles using 0.13 micron and below process technology is being constructed and will operate in partnership with Philips Semiconductors, Motorola and Taiwan Semiconductor Manufacturing Company (TSMC). We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds and available support from third parties (including state support), and may borrow under our available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs. In addition, there can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us.

We also expect to spend approximately $288 million associated with the agreement signed to acquire Alcatel Microelectronics from Alcatel, net of the resale of the mixed signal business activities of Alcatel Microelectronics to Idaho-based AMI Semiconductors Inc.

We believe that our available funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2002.

Impact of Recently Issued U.S. Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. In the second half of 2001, the Company did not enter into any combination, which would require the application of FAS 141. In the first quarter of 2002, the Company concluded an asset sale and purchase agreement with Alcatel Business Systems to acquire certain assets dedicated to customs ASICs activities in the Mobile Phone Market; the agreement also included the transfer from Alcatel Business Systems to the Company of a dedicated development team; the purchase price was approximately $1 million and the value of the workforce transferred was recorded as goodwill by the Company.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular the statement requires that goodwill and indefinite lived intangible assets be no longer amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $2.8 million of its intangible assets to goodwill, which had a total carrying value after this reclassification of $65.8 million at January 1, 2002. In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. For its existing goodwill and the reclassified intangible assets, the Company will no longer record amortization, as would have been required prior to the adoption of FAS 142. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $4.3 million during the first quarter of 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which is effective for fiscal years beginning after December 15, 2001.

•
Long-Lived Assets to be held and used.    FAS 144 retains the requirements of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121) to (i) recognize an impairment loss only if the carrying amount of a long-lived assets is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. To resolve implementation issues, FAS144 removes goodwill from its scope and therefore, eliminates the requirement of FAS 121 to allocate goodwill to long-lived assets to be tested for impairment.

•
Long-Lived Assets to be disposed of other than by sale.    FAS 144 requires that a long-lived assets to be abandoned, exchanged or distributed in a spin-off be considered held and used until it is disposed of. FAS 144 requires the depreciable life of a long-lived asset to be abandoned be revised and also requires that an impairment loss be recognized at the date a long-lived asset is exchanged or distributed in a spin-off if the carrying amount of the assets exceeds its fair value.

•
Long-Lived assets to be disposed of by sale.    The accounting model retains the requirements of FAS 121 to measure long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. We adopted FAS 144 during the first quarter of 2002 and determined that no adjustment is required as a result of adopting the standard.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country’s present currency (a “national currency”) was accepted as legal currency. On January 1, 2002, euro-denominated bills and coins were issued and national currencies were withdrawn from circulation shortly thereafter. We do not believe that the introduction and use of the euro has materially affected our foreign exchange activities, or our use of derivatives and other financial instruments, or has resulted in any material increase in costs to us. During October 2001, we successfully switched the accounts of our legal entities operating in the Euro zone from accounts denominated in national currencies to accounts denominated in euro.

Backlog

Our backlog has decreased significantly since the end of 2000 through 2001, due to the highly negative downturn in the semiconductor industry, which also resulted in an unprecedented high level of order cancellations. Because of the large reduction in our customer demand and backlog, during 2001 most of our manufacturing facilities operated below capacity. Additionally, we temporarily closed some lines during the year, mainly at our most mature plants. We also reduced the use of external front-end and back-end manufacturing services. During the 2002 first quarter, net order flow accelerated and our backlog increased from the end of 2001.

During the 2002 first quarter, we had several large customers, with the largest one accounting for 15.2% of our revenues. Our top ten customers accounted for approximately 49% of net revenues. We cannot guarantee that such customers, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Forward Looking Statements

Some of the statements contained in the “Overview—Business outlook” and in the “Liquidity and Capital Resources—Financial outlook” are forward looking statements that involve a number of risks and uncertainties. Our operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Operating results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Unfavorable changes in the above or other factors listed under “Risk factors” from time to time in our SEC filings, including in our Annual Report on Form 20-F filed on May 24, 2002, could have a material effect on our business or financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date: June 11, 2002